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www.egsllp.com

VIA EDGAR

August 2, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A Filed July 6, 2021
File No. 024-11496

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated July 28, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on July 6, 2021. Disclosure changes discussed below have been made in the Company’s Amendment No. 3 to the Offering Statement (the “Amended Offering Statement”) being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amended Offering Statement).

Amendment No. 2 to Offering Statement on Form 1-A filed July 6, 2021

General

1.	In light of the fact that investors are purchasing FPS - Series 2021 shares before Fig’s management will decide which Portfolio Products to publish, before the company enters into any Portfolio License Agreements, and with the representation the company will return to investors any escrowed proceeds not used, please dedicate a subsection or subsections of the offering circular to a detailed discussion of the following:

	●	the amount of the offering proceeds that will be put into the Escrow Account;
	●	the terms of the Escrow Account, including under what circumstances the company is permitted to withdraw funds;
	●	notwithstanding any lack of restrictions on the company withdrawing funds from the Escrow Account, under what circumstances the company will withdraw funds from the Escrow Account (e.g., only once the company enters into a Portfolio License Agreement or under other circumstances);
	●	under what circumstances the company would reimburse the Escrow Account;
	●	how and when the company will notify investors it has entered into a Portfolio License Agreement and the material terms thereof;
	●	how and when the company will disclose to investors how much of the funds in the escrow account the company has used and the amount remaining in the escrow account; and
	●	when any escrowed funds will be returned and the impact Fig Transaction Fees and escrow fees will have on the amount of escrowed funds that will be returned.

In response to this comment, the Company has supplemented its disclosure. See the cover page, as well as pages 6, 29 and Series 2021-5 of the Amended Offering Statement.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance

Fig Publishing Inc.
Amendment No. 2 to

Offering Statement on Form 1-A

Filed July 6, 2021

August 2, 2021

2.

We note your response to prior comment 5 and the revised disclosure on page Series 2021-5. Please continue to clarify how the following uses of the offering proceeds will be designated as Fig Funds for a particular Portfolio License Agreement:

●	outreach to find new games that we would consider publishing, including payment for licenses of intellectual property
●	other general activities and operations

For example, explain how the funds used to find new games would be designated as Fig Funds when your outreach efforts do not result in a Portfolio License Agreement  . Disclose whether and under what circumstances you would reimburse the Escrow Account for funds released from the Escrow Account that do not end up being designated as Fig Funds for a particular Portfolio License Agreement.

In response to this comment, the Company has supplemented its disclosure. See the cover page, as well as pages 5, Series 2021-5 and Series 2021-15 of the Amended Offering Statement. Fig would like to clarify that the funds it will use for these efforts are part of the service fee Fig charges developers subject to a license agreement, therefore the funds are inherently Fig Funds and are borne from an existing Portfolio License Agreement.

3.	In response to prior comment 10, you filed a draft board consent as Exhibit 2.3 and state that “Fig has generally relied on offering circulars as evidence of the rights of holders of the preferred shares it offers. Fig’s Board adopts such offering circulars as evidence of such.” Please explain why you do not intend to file as an exhibit a certificate of designation as you have done with your recent Regulation A offerings of Fig Gaming Shares on Form 1-A. In this regard, the board’s consent indicates that it has approved the Certificate of Designation for the FPS - Series 2021 shares and that the Certificate of Designation will be filed with the Secretary of State of the State of Delaware.

The Company has filed a form of the Certificate of Designations for the FPS- Series 2021 with this Amended Offering Statement.

4.	Please revise the introductory paragraph to the subscription agreement filed as Exhibit 6.4 so it does not suggest that the company already has co-publishing and revenue share agreements for the FPS - Series 2021 shares.

The company has amended the draft subscription agreement and has filed such as Exhibit 6.4.

* * *

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance

Fig Publishing Inc.
Amendment No. 2 to

Offering Statement on Form 1-A

Filed July 6, 2021

August 2, 2021

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director of Fig Publishing, Inc.